

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   January 4, 2017

Via E-mail
Michael F. Biehl
Chief Financial Officer
Fairmount Santrol Holdings Inc.
8834 Mayfield Road
Chesterland, OH 44026

   Re: Fairmount Santrol Holdings Inc.
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 15, 2016
     File No. 001-36670

Dear Mr. Biehl:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Mining